Exhibit 99.1

BingEx Limited Announces Fourth Quarter and Fiscal Year 2025 Financial Results

Beijing, China, March 17, 2026 – BingEx Limited (the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier service provider in China (branded as “FlashEx”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter and Fiscal Year 2025 Highlights:

●	Revenues were RMB1,001.3 million (US$143.2 million) in the fourth quarter of 2025, compared with RMB1,028.9 million in the same period of 2024. For the year ended December 31, 2025, revenues were RMB3,992.1 million (US$570.9 million), compared to RMB4,468.2 million in 2024.

●	Gross profit was RMB107.9 million (US$15.4 million) in the fourth quarter of 2025, compared with RMB102.9 million in the same period of 2024. Gross profit margin was 10.8%, improving from 10.0% in the same period of 2024. For the year ended December 31, 2025, gross profit was RMB469.1 million (US$67.1 million), compared with RMB490.6 million in 2024. Gross profit margin was 11.8%, improving from 11.0% in 2024.

●	Income from operations was RMB2.9 million (US$0.4 million) in the fourth quarter of 2025, compared with a loss from operations of RMB152.7 million in the same period of 2024. For the year ended December 31, 2025, income from operations was RMB46.3 million (US$6.6 million), compared with a loss from operations of RMB25.8 million in 2024.

●	Non-GAAP income from operations[1] was RMB10.5 million (US$1.5 million) in the fourth quarter of 2025, compared with RMB7.3 million in the same period of 2024. For the year ended December 31, 2025, non-GAAP income from operations was RMB92.7 million (US$13.3 million), compared with RMB134.3 million in 2024.

●	Net income was RMB22.5 million (US$3.2 million) in the fourth quarter of 2025, compared with a net loss of RMB294.0 million in the same period of 2024. For the year ended December 31, 2025, net income was RMB109.4 million (US$15.6 million), compared with a net loss of RMB146.5 million in 2024.

●	Non-GAAP net income[1] was RMB41.6 million (US$5.9 million) in the fourth quarter of 2025, compared with RMB20.1 million in the same period of 2024. For the year ended December 31, 2025, non-GAAP net income was RMB199.4 million (US$28.5 million), compared with RMB201.3 million in 2024.

●	Net income attributable to ordinary shareholders was RMB22.5 million (US$3.2 million) in the fourth quarter of 2025, compared with a net loss attributable to ordinary shareholders of RMB296.8 million in the same period of 2024. For the year ended December 31, 2025, net income attributable to ordinary shareholders was RMB109.4 million (US$15.6 million), compared with a net loss attributable to ordinary shareholders of RMB260.1 million in 2024.

●	Non-GAAP net income attributable to ordinary shareholders[1] was RMB41.6 million (US$5.9 million) in the fourth quarter of 2025, compared with RMB17.2 million in the same period of 2024. For the year ended December 31, 2025, non-GAAP net income attributable to ordinary shareholders was RMB199.4 million (US$28.5 million), compared with RMB87.6 million in 2024.

●	The number of orders fulfilled was 63.2 million in the fourth quarter of 2025. For the year ended December 31, 2025, total fulfilled orders amounted to 249.2 million.

Mr. Adam Xue, Founder, Chairman, and Chief Executive Officer of FlashEx, commented, “In 2025, we remained focused on strengthening FlashEx by improving service quality and expanding the scenarios in which our services can create value. At the same time, we actively embraced AI technologies to enhance efficiency across customer service, operations, and product development. As we enter 2026, we will continue to strengthen our signature on-demand dedicated courier business while accelerating the application of AI across our platform, from intelligent dispatching to AI-enabled service management and user interaction. We are also exploring new opportunities in emerging logistics infrastructure, including low-altitude delivery. As the low-altitude economy develops, drone-enabled logistics has the potential to complement our rider network in complex urban and longer-distance scenarios. Through continued technological innovation and disciplined execution, we believe FlashEx is well positioned to capture new market opportunities and drive sustainable growth.”

1 Non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP operating margin and non-GAAP net income margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

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Mr. Luke Tang, Chief Financial Officer of FlashEx, said, “Throughout 2025, our differentiated, on-demand dedicated courier model and sharp focus on operational efficiency enabled us to maintain stable performance despite intense industry competition. For the full year, we reported net income of RMB109.4 million and non-GAAP net income of RMB199.4 million, marking our third consecutive year of non-GAAP profitability. We closed the year with a robust cash balance of RMB951.6 million. As of March 16, 2026, we have repurchased US$9.2 million of our shares. Our Board has also approved a one-year extension of the existing US$30.0 million share repurchase program. Looking ahead, we will continue to enhance the user experience, support our rider community, and strengthen operational excellence.”

Fourth Quarter 2025 Financial Results

Revenues were RMB1,001.3 million (US$143.2 million) in the fourth quarter of 2025, compared with RMB1,028.9 million in the same period of 2024. The decrease was primarily driven by a decline in order volume amid intensified market competition.

Cost of revenues was RMB893.4 million (US$127.8 million), compared with RMB926.0 million in the same period of 2024. The decrease was in line with the decline in revenues.

Gross profit was RMB107.9 million (US$15.4 million), compared with RMB102.9 million in the same period of 2024. Gross profit margin was 10.8%, compared with 10.0% in the same period of 2024.

Total operating expenses were RMB105.0 million (US$15.0 million), representing a decrease of 58.9% from RMB255.6 million in the same period of 2024. The decrease was primarily attributable to the immediate recognition of accumulated share-based compensation expenses in the fourth quarter of 2024.

Selling and marketing expenses were RMB52.0 million (US$7.4 million), representing a decrease of 42.4% from RMB90.3 million in the same period of 2024.

General and administrative expenses were RMB35.0 million (US$5.0 million), representing a decrease of 58.8% from RMB85.0 million in the same period of 2024.

Research and development expenses were RMB18.0 million (US$2.6 million), representing a decrease of 77.6% from RMB80.4 million in the same period of 2024.

Income from operations was RMB2.9 million (US$0.4 million), compared with a loss from operations of RMB152.7 million in the same period of 2024.

Non-GAAP income from operations1 was RMB10.5 million (US$1.5 million), compared with RMB7.3 million in the same period of 2024.

Changes in fair value of long-term investments were RMB11.5 million (US$1.6 million), representing a decrease of 92.5% compared with RMB154.0 million in the same period of 2024. The decrease was primarily attributable to the reduction in losses from the fair value measurement of long-term investments.

Investment income was RMB27.8 million (US$4.0 million), compared with RMB0.8 million in the same period of 2024, reflecting an increase in the fair value of short-term investments and realized gain from long-term investments.

Net income was RMB22.5 million (US$3.2 million), compared with a net loss of RMB294.0 million in the same period of 2024.

Non-GAAP net income1 was RMB41.6 million (US$5.9 million), compared with RMB20.1 million in the same period of 2024.

Net income attributable to ordinary shareholders was RMB22.5 million (US$3.2 million), compared with a net loss attributable to ordinary shareholders of RMB296.8 million in the same period of 2024.

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Non-GAAP net income attributable to ordinary shareholders1 was RMB41.6 million (US$5.9 million), compared with RMB17.2 million in the same period of 2024.

Basic net earnings per ordinary share was RMB0.11 (US$0.02).

Diluted net earnings per ordinary share was RMB0.11 (US$0.02).

Fiscal Year 2025 Financial Results

Revenues were RMB3,992.1 million (US$570.9 million) in 2025, compared with RMB4,468.2 million in 2024. The decrease was primarily driven by a decline in order volume amid intensified market competition.

Cost of revenues was RMB3,523.0 million (US$503.8 million), compared with RMB3,977.6 million in 2024. The decrease was in line with the decline in revenues.

Gross profit was RMB469.1 million (US$67.1 million), compared with RMB490.6 million in 2024. Gross profit margin was 11.8%, compared with 11.0% in 2024.

Total operating expenses were RMB422.8 million (US$60.5 million), representing a decrease of 18.1% from RMB516.3 million in 2024.

Selling and marketing expenses were RMB192.4 million (US$27.5 million), representing a decrease of 14.1% from RMB223.9 million in 2024. The decrease was primarily attributable to a reduction in share-based compensation expenses.

General and administrative expenses were RMB145.9 million (US$20.9 million), remaining stable compared with RMB148.5 million in 2024.

Research and development expenses were RMB84.5 million (US$12.1 million), representing a decrease of 41.3% from RMB143.9 million in 2024. The decrease was primarily attributable to the reduction in share-based compensation expenses and staff costs.

Income from operations was RMB46.3 million (US$6.6 million), compared with a loss from operations of RMB25.8 million in 2024.

Non-GAAP income from operations1 was RMB92.7 million (US$13.3 million), compared with RMB134.3 million in 2024.

Changes in fair value of long-term investments were RMB43.5 million (US$6.2 million), representing a decrease of 76.8% compared with RMB187.7 million in 2024. The decrease was primarily attributable to the reduction in losses from the fair value measurement of long-term investments.

Investment income was RMB79.0 million (US$11.3 million), compared with RMB4.2 million in 2024, reflecting an increase in the fair value of short-term investments and realized gain from long-term investments.

Net income was RMB109.4 million (US$15.6 million), compared with a net loss of RMB146.5 million in 2024.

Non-GAAP net income1 was RMB199.4 million (US$28.5 million), compared with RMB201.3 million in 2024.

Net income attributable to ordinary shareholders was RMB109.4 million (US$15.6 million), compared with a net loss attributable to ordinary shareholders of RMB260.1 million in 2024.

Non-GAAP net income attributable to ordinary shareholders1 was RMB199.4 million (US$28.5 million), compared with RMB87.6 million in 2024.

Basic net earnings per ordinary share was RMB0.53 (US$0.08).

Diluted net earnings per ordinary share was RMB0.52 (US$0.07).

As of December 31, 2025, cash and cash equivalents, restricted cash and short-term investments were RMB951.6 million (US$136.1 million).

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Update on Share Repurchase

On March 17, 2026, the Board of directors approved a one-year extension of the Company’s existing share repurchase program. The Company is authorized to repurchase up to an aggregate of US$30.0 million worth of its shares until April 1, 2027. As of March 16, 2026, the Company had repurchased a total of approximately 2.8 million ADSs in the open market with cash for an aggregate consideration of approximately US$9.2 million.

Conference Call

The Company will host an earnings conference call on Tuesday, March 17, 2026, at 8:00PM Beijing Time (8:00AM U.S. Eastern Time) to discuss the results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BI3cb69ece9b4c43c3bcabef4fd367742d

Upon registration, participants will receive an email containing participant dial-in numbers and a personal PIN to join the conference call.

A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.ishansong.com, and a replay of the webcast will be available following the session.

About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, FlashEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

For more information, please visit: http://ir.ishansong.com.

Use of Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, namely non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP operating margin and non-GAAP net income margin, as supplemental measures to evaluate our operating results and make financial and operational decisions. Non-GAAP income from operations represents income (loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is equal to non-GAAP income from operations divided by revenues. Non-GAAP net income represents net income excluding changes in fair value of long-term investments and share-based compensation expenses. Non-GAAP net income margin is equal to non-GAAP net income divided by revenues. Non-GAAP net income attributable to ordinary shareholders represents net income attributable to ordinary shareholders excluding changes in fair value of long-term investments and share-based compensation expenses.

By excluding the impact of changes in fair value of long-term investments and share-based compensation expenses, which are non-cash charges, we believe that non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain earnings or losses that we include in results based on U.S. GAAP. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility into key metrics used by our management in its financial and operational decision-making.

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Our non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Reconciliations of our non-GAAP results to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	December 31,	December 31,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	592,358	561,127	80,240
Restricted cash	46,735	91	13
Short-term investments	153,910	390,353	55,820
Accounts receivable	16,893	36,726	5,252
Prepayments and other current assets	48,553	45,665	6,529
Total current assets	858,449	1,033,962	147,854
Non-current assets
Long-term investments	324,110	224,404	32,089
Property and equipment, net	3,687	1,941	278
Operating lease right-of-use assets	44,577	25,087	3,587
Other non-current assets	4,600	3,062	438
Total non-current assets	376,974	254,494	36,392
Total assets	1,235,423	1,288,456	184,246

LIABILITIES
Current liabilities
Accounts payable	223,391	224,090	32,044
Deferred revenue	56,768	60,541	8,657
Operating lease liabilities, current	13,091	9,728	1,391
Accrued expenses and other current liabilities	165,714	145,791	20,848
Total current liabilities	458,964	440,150	62,940
Non-current liabilities
Operating lease liabilities, non-current	29,395	12,879	1,842
Total non-current liabilities	29,395	12,879	1,842
Total liabilities	488,359	453,029	64,782
Shareholders’ equity	747,064	835,427	119,464
Total liabilities and shareholders’ equity	1,235,423	1,288,456	184,246

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended December 31,			Year ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD

Revenues	1,028,877	1,001,305	143,185	4,468,161	3,992,067	570,858
Cost of revenues	(925,962)	(893,378)	(127,751)	(3,977,598)	(3,522,968)	(503,778)
Gross Profit	102,915	107,927	15,434	490,563	469,099	67,080
Operating expenses:
Selling and marketing expenses	(90,266)	(51,954)	(7,429)	(223,935)	(192,400)	(27,513)
General and administrative expenses	(84,986)	(35,027)	(5,009)	(148,549)	(145,925)	(20,867)
Research and development expenses	(80,379)	(18,044)	(2,580)	(143,856)	(84,473)	(12,079)
Total operating expenses	(255,631)	(105,025)	(15,018)	(516,340)	(422,798)	(60,459)
Income (loss) from operations	(152,716)	2,902	416	(25,777)	46,301	6,621
Interest income	4,681	3,498	500	21,216	14,278	2,042
Changes in fair value of long-term investments	(154,039)	(11,517)	(1,647)	(187,725)	(43,526)	(6,224)
Investment income	762	27,758	3,969	4,203	79,008	11,298
Other income	7,321	20	3	41,672	13,645	1,951
Income (loss) before income taxes	(293,991)	22,661	3,241	(146,411)	109,706	15,688
Income tax expense	(1)	(202)	(29)	(69)	(277)	(40)
Net income (loss)	(293,992)	22,459	3,212	(146,480)	109,429	15,648
Accretion of redeemable convertible preferred shares to redemption value	(2,831)	-	-	(113,658)	-	-
Net income (loss) attributable to ordinary shareholders	(296,823)	22,459	3,212	(260,138)	109,429	15,648
Net earnings (loss) per ordinary share
– Basic	(1.49)	0.11	0.02	(2.51)	0.53	0.08
– Diluted	(1.49)	0.11	0.02	(2.51)	0.52	0.07
Weighted average number of shares outstanding used in computing net earnings (loss) per ordinary share
– Basic	199,130,925	204,828,855	204,828,855	103,695,655	207,133,005	207,133,005
– Diluted	199,130,925	206,213,466	206,213,466	103,695,655	208,554,152	208,554,152

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BINGEX LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended December 31,			Year ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD

Income (loss) from operations	(152,716)	2,902	416	(25,777)	46,301	6,621
Add: Share-based compensation expenses	160,027	7,595	1,086	160,027	46,430	6,639
Non-GAAP income from operations	7,311	10,497	1,502	134,250	92,731	13,260
Operating margin	-14.8%	0.3%		-0.6%	1.2%
Add: Share-based compensation expenses as a percentage of revenues	15.6%	0.8%		3.6%	1.2%
Non-GAAP operating margin	0.8%	1.1%		3.0%	2.4%

Net income (loss)	(293,992)	22,459	3,212	(146,480)	109,429	15,648
Add: Changes in fair value of long-term investments	154,039	11,517	1,647	187,725	43,526	6,224
Add: Share-based compensation expenses	160,027	7,595	1,086	160,027	46,430	6,639
Non-GAAP net income	20,074	41,571	5,945	201,272	199,385	28,511
Net income (loss) margin	-28.6%	2.2%		-3.3%	2.7%
Add: Changes in fair value of long-term investments as a percentage of revenues	15.0%	1.2%		4.2%	1.1%
Add: Share-based compensation expenses as a percentage of revenues	15.6%	0.8%		3.6%	1.2%
Non-GAAP net income margin	2.0%	4.2%		4.5%	5.0%

Net income (loss) attributable to ordinary shareholders	(296,823)	22,459	3,212	(260,138)	109,429	15,648
Add: Changes in fair value of long-term investments	154,039	11,517	1,647	187,725	43,526	6,224
Add: Share-based compensation expenses	160,027	7,595	1,086	160,027	46,430	6,639
Non-GAAP net income attributable to ordinary shareholders	17,243	41,571	5,945	87,614	199,385	28,511

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